SUB-ITEM 77C


The shareholders of the MFS Strategic Value Portfolio (the Fund), a series of MFS Variable Insurance Trust II (the Trust), held a special meeting of shareholders on June 11, 2009. Shareholders represented in person or by proxy voted as follows:

ITEM 1. To consider and act upon a proposal to approve a Plan of Reorganization (the Plan) of the Trust, on behalf of each of its MFS Strategic Value Portfolio (the Strategic Value Portfolio) and its MFS Value Portfolio (the Value Portfolio), providing for the transfer of assets to and the assumption of liabilities of the Strategic Value Portfolio to and by the Value Portfolio in exchange solely for shares of beneficial interest of the Value Portfolio, the distribution of Value Portfolio shares to the shareholders of the Strategic Value Portfolio in liquidation of the Strategic Value Portfolio, and the termination of the Strategic Value Portfolio.


                 Number of Dollars        % of Outstanding    % of Dollars
                                               Dollars            Present

Affirmative          2,104,806.6079             87.893%          90.170%

Against                69,764.9996              2.913%           2.989%

Abstain               159,685.4127              6.668%           6.841%

Brk Non-Vote                .0000               .000%            .000%

TOTAL                2,334,257.0202             97.474%          100.00%